VITESSE ENERGY, INC.

9200 E Mineral Ave, Suite 200,

Centennial, Colorado 80112

(720) 361-2500

October 12, 2022

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Timothy Levenberg

Office of Energy & Transportation

Re: Vitesse Energy, Inc.

Amended Draft Registration Statement on Form 10-12B

Submitted October 12, 2022

CIK No. 0001944558

Ladies and Gentlemen:

Vitesse Energy, Inc. (the “Issuer”), a Delaware corporation, is confidentially submitting to the Securities and Exchange Commission, on the date hereof, an amended draft Registration Statement on Form 10-12B (the “Draft Registration Statement”) pursuant to the guidance on the confidential submission of such draft registration statements.

In accordance with that guidance, the Issuer hereby confirms that it will file publicly its registration statement and nonpublic draft submissions at least 15 days prior to the anticipated effective date of the registration statement.

If you have any questions regarding the Draft Registration Statement or the foregoing, please do not hesitate to contact the undersigned at (720) 361-2500 or Michael Swidler at Baker Botts L.L.P. at (212) 408-2511.

* * * * *

Yours truly,

VITESSE ENERGY, INC.

/s/ Brian Cree
Brian Cree
President

cc:	Michael Swidler, Baker Botts L.L.P.

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